Exhibit 12.02

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2016	2015	2014	2013	2012
1. Fixed charges:
A) Interest expense	$73,000	$71,661	$71,234	$62,958	$67,148
B) Amortization	1,835	1,884	2,063	2,002	2,001
C) Interest portion of rentals	19,438	16,678	11,802	11,809	10,605

Total fixed charges	$94,273	$90,223	$85,099	$76,769	$79,754

2. Earnings (as defined):
D) Pretax income from continuing operations	$231,523	$219,332	$219,521	$222,815	$207,915
Fixed Charges (1. above)	94,273	90,223	85,099	76,769	79,754

Total earnings as defined	$325,796	$309,555	$304,620	$299,584	$287,669

	3.46	3.43	3.58	3.90	3.61